EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net earnings applicable to common shareholders, basic	$173,004	$727,474	$684,671	$1,290,737

Add: Dividend to preferred shareholders	—	—	—	96,410
Less: Change in fair value of warrants	—	(406,694)	—	(841,215)

Net earnings, diluted	$173,004	$320,780	$684,671	$545,932

Weighted average common shares outstanding, basic	19,702,693	18,931,169	19,508,107	17,005,769
Common share equivalents relating to:
Preferred stock	—	—	—	1,916,022
Stock options	591,132	719,502	639,016	786,722
Warrants	230,849	660,158	235,229	597,161
Restricted stock	33,333	—	33,149	—

Weighted average common shares outstanding	20,558,007	20,310,829	20,415,501	20,305,674

Net earnings per share:
Basic	$0.01	$0.04	$0.04	$0.08
Diluted	$0.01	$0.02	$0.03	$0.03

Anti-dilutive preferred stock, stock options and warrants not included in the diluted earnings per share computations	421,250	1,955,272	421,250	1,988,270
See notes to consolidated financial statements.